Exhibit 3.1

ARTICLE V, SECTION 1 OF BYLAWS OF CASCADE CORPORATION EFFECTIVE APRIL 11, 2006

ARTICLE V

Directors

Section 1.  The business and affairs of the Company shall be managed by a Board of not less than six, nor more than ten Directors.  A Director who reaches age 75 shall cease to be a Director as of the end of the first meeting of the Board of Directors thereafter. A Director who ceases to be a Shareholder in the Company shall likewise cease to be a Director.  Commencing with the 1999 Annual Meeting of Shareholders, nominees for election to the Board of Directors shall be divided into three groups.  The terms of Directors in Group 1 expire at the first Annual Shareholders meeting after their election, the terms of Group 2 expire at the second Annual Shareholders Meeting after their election, and the terms of Group 3 expire at the third Annual Shareholders Meeting after their election.  At each Annual Shareholders Meeting held thereafter, Directors shall be chosen for a term of three years, to succeed those whose terms expire, except that the Nominating and Governance Committee in recommending, and the Board of Directors in selecting, nominees may assign such nominees to terms expiring in one, two or three years to maintain balance among numbers of Directors in each group.  Each Director shall hold office until his or her successor has been elected and qualified.